GREENPOWER MOTOR COMPANY INC.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended June 30, 2025 and June 30, 2024

(Expressed in US dollars)

(Unaudited)

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Financial Statements (Expressed in US Dollars) (Unaudited)

June 30, 2025

Unaudited Consolidated Condensed Interim Statements of Financial Position	3

Unaudited Consolidated Condensed Interim Statements of Operations and Comprehensive Loss	4

Unaudited Consolidated Condensed Interim Statements of Changes in Equity / (Deficit)	5

Unaudited Consolidated Condensed Interim Statements of Cash Flows	6

Notes to the Unaudited Consolidated Condensed Interim Financial Statements	7 - 24

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Statements of Financial Position As at June 30, 2025 and March 31, 2025 (Expressed in US Dollars) (Unaudited)

	June 30, 2025	March 31, 2025
Assets
Current
Cash (Note 3)	$248,184	$344,244
Accounts receivable, net of allowances (Note 4)	155,907	541,793
Current portion of finance lease receivables (Note 5)	62,862	45,473
Inventory (Note 6)	24,980,804	25,601,888
Prepaids and deposits	1,075,139	1,241,670
	26,522,896	27,775,068
Non-current
Finance lease receivables (Note 5)	64,085	91,455
Right of use assets (Note 7)	5,194,459	5,479,555
Property and equipment (Note 8)	1,153,019	1,310,581
Restricted deposit (Note 9)	400,000	415,065
Other assets	1	1
	$33,334,460	$35,071,725

Liabilities
Current
Line of credit (Note 10)	$5,948,580	$5,983,572
Term loan facility (Note 11)	3,591,507	3,591,354
Accounts payable and accrued liabilities (Note 17)	4,190,730	3,719,716
Current portion of deferred revenue (Note 15)	3,619,418	3,279,536
Current portion of lease liabilities (Note 7)	752,115	633,035
Current portion of loans payable to related parties (Note 17)	1,344,425	1,334,720
Current portion of warranty liability (Note 19)	810,862	816,326
Current portion of contingent liability (Note 20)	310,000	310,000
	20,567,637	19,668,259
Non-current
Deferred revenue (Note 15)	6,858,820	6,858,820
Lease liabilities (Note 7)	5,330,380	5,535,051
Loans payable to related parties (Note 17)	4,006,624	2,849,325
Other liabilities	14,991	17,133
Warranty liability (Note 19)	1,733,242	1,749,103
	38,511,694	36,677,691

Equity / (deficit)
Share capital (Note 12)	80,702,032	80,538,262
Reserves	15,587,904	15,239,622
Accumulated other comprehensive loss	84,326	39,657
Accumulated deficit	(101,551,496)	(97,423,507)
	(5,177,234)	(1,605,966)
	$33,334,460	$35,071,725

Nature and Continuance of Operations and Going Concern - Note 1

Approved on behalf of the Board on August 15, 2025

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Statements of Operations and Comprehensive Loss For the Three Months Ended June 30, 2025 and 2024 (Expressed in US Dollars) (Unaudited)
	June 30,	June 30,
	2025	2024

Revenue	$1,549,467	$2,997,058
Cost of Sales (Note 6)	1,187,785	2,775,194
Gross Profit	361,682	221,864

Sales, general and administrative costs
Salaries and administration (Note 17)	1,776,269	2,142,864
Depreciation (Notes 7 and 8)	412,166	457,758
Product development costs	165,951	227,283
Office expense	148,869	276,548
Insurance	408,495	478,742
Professional fees	710,301	363,441
Sales and marketing	60,261	593,604
Share-based payments (Notes 13 and 17)	184,144	408,005
Transportation costs	64,989	49,174
Travel, accomodation, meals and entertainment	7,747	121,543
Allowance for credit losses (Note 4)	7,467	7,970
Total sales, general and administrative costs	3,946,659	5,126,932

Loss from operations before interest, accretion and foreign exchange	(3,584,977)	(4,905,068)

Interest and accretion	(571,898)	(522,753)
Foreign exchange (loss) / gain	(6,976)	39,173

Loss for the period	(4,163,851)	(5,388,648)

Other comprehensive income / (loss)
Cumulative translation reserve	44,669	88,895

Total comprehensive loss for the period	$(4,119,182)	$(5,299,753)

Loss per common share, basic and diluted	$(0.14)	$(0.21)
Weighted average number of common shares outstanding, basic and diluted	29,642,264	25,848,305

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Statements of Changes in Equity / (Deficit) For the Three Months ended June 30, 2025 and 2024

(Expressed in US Dollars)	Share Capital
(Unaudited)	Number of			Accumulated other	Accumulated
	Common shares	Amount	Reserves	comprehensive loss	Deficit	Total

Balance, March 31, 2024	24,991,162	$76,393,993	$14,305,642	$(111,896)	$(79,020,920)	$11,566,819

Shares issued in unit transaction	1,500,000	2,047,500	-	-	-	2,047,500

Share issuance costs	-	(352,826)	-	-	-	(352,826)

Warrants issued in unit transaction	-	-	278,250	-	-	278,250

Warrant issuance costs	-	-	(47,948)	-	-	(47,948)

Fair value of stock options forfeited	-	-	(131,896)	-	131,896	-

Share based payments	-	-	408,005	-	-	408,005

Cumulative translation reserve	-	-	-	88,895	-	88,895

Net loss for the period	-	-	-	-	(5,388,648)	(5,388,648)

Balance, June 30, 2024	26,491,162	$78,088,667	$14,812,053	$(23,001)	$(84,277,672)	$8,600,047

Balance, March 31, 2025	29,491,162	$80,538,262	$15,239,622	$39,657	$(97,423,507)	$(1,605,966)

Shares issued (Note 12, 17)	450,454	197,964	-	-	-	197,964

Share issuance costs	-	(34,194)	-	-	-	(34,194)

Warrants issued (Note 17)	-	-	200,000	-	-	200,000

Fair value of stock options forfeited	-	-	(35,862)	-	35,862	-

Share based payments	-	-	184,144	-	-	184,144

Cumulative translation reserve	-	-	-	44,669	-	44,669

Net loss for the period	-	-	-	-	(4,163,851)	(4,163,851)

Balance, June 30, 2025	29,941,616	$80,702,032	$15,587,904	$84,326	$(101,551,496)	$(5,177,234)

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Statements of Cash Flows For the Three Months Ended June 30, 2025 and 2024 (Unaudited)
	June 30	June 30
	2025	2024

Cash flows from (used in) operating activities
Loss for the period	$(4,163,851)	$(5,388,648)
Items not affecting cash
Allowance (recovery) for credit losses	7,467	7,970
Depreciation	412,166	457,758
Share-based payments	184,144	408,005
Accretion and accrued interest	180,870	260,130
Foreign exchange loss / (gain)	6,976	(39,173)
Cash flow used in operating activities before changes in non-cash items	(3,372,228)	(4,293,958)

Changes in working capital items:
Accounts receivable	378,419	975,124
Inventory	621,084	(542,755)
Prepaids and deposits	166,531	189,478
Finance lease receivables	9,981	12,703
Accounts payable and accrued liabilities	471,014	353,985
Deferred revenue	339,882	223,806
Warranty liability	(21,325)	(130,271)
	(1,406,642)	(3,211,888)

Cash flows from (used in) investing activities
Purchase of property and equipment	-	(45,892)
	-	(45,892)

Cash flows from (used in) financing activities
Repayment of loans from related parties	(186,543)	-
Proceeds from loans from related parties	1,200,000	-
Proceeds from (repayment of) line of credit	(34,992)	212,972
Proceeds from term loan facility	(12,105)	762,977
Payments on lease liabilities	(49,937)	(261,355)
Repayment of other liabilities	(2,142)	(2,122)
Proceeds from issuance of common shares	197,964	2,325,750
Proceeds from issuance of warrants	200,000	-
Equity offering costs	(34,194)	(400,774)
	1,278,051	2,637,448

Foreign exchange on cash	32,531	(2,278)

Net (decrease) increase in cash	(96,060)	(622,610)
Cash, beginning of period	344,244	1,150,891
Cash, end of period	$248,184	$528,281

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

1.      Nature and Continuance of Operations and Going Concern

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is a manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector.

The corporate office is located at Suite 240 - 209 Carrall St., Vancouver, Canada.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with our audited financial statements for the year ended March 31, 2025.

The Company's continuing operations are dependent upon its ability to raise capital and generate cash flows. As at June 30, 2025, the Company had a cash balance of $248,184, working capital, defined as current assets less current liabilities, of $5,955,259 accumulated deficit of $(101,551,496) and shareholder's equity of $(5,177,234). These consolidated condensed interim financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory, collecting accounts receivable, utilizing the Company's operating line of credit and revolving term loan facility and by seeking potential new sources of financing.

These consolidated condensed interim financial statements were approved by the Company's Audit Committee, as delegated by the Board of Directors, on August 15, 2025.

2.      Material Accounting Policies

Basis of presentation

GreenPower has applied the same accounting policies and methods of computation in its Consolidated Condensed Interim Financial Statements as in the annual audited financial statements for the year ended March 31, 2025, except for the following which either did not apply to the prior year or are amendments which apply for the current fiscal year.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.      Material Accounting Policies (continued)

Adoption of accounting standards

Certain new accounting standards have been published by the IASB that are effective for annual reporting periods beginning on or after January 1, 2025 as follows:

• IAS 21 - the effect of changes in Foreign Exchange rates (effective January 1, 2025)

Amendments to this standard did not cause a change to the Company's financial statements.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB that are mandatory for the annual period beginning April 1, 2026. The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated condensed interim financial statements.

Loans with attached bonus warrants or bonus shares

Accounting policy

The Company has issued loans that included either (i) bonus warrants or (ii) bonus shares to the lender. The loan component is a financial liability initially recognized at fair value within the scope of IFRS 9 Financial Instruments with the remaining consideration applied to the residual equity components.

Loans with attached bonus warrants

Attached warrants are evaluated separately under IAS 32 Financial Instruments: Presentation to determine whether they meet the definition of an equity instrument or a financial liability. Where the warrants meet the definition of an equity instrument (i.e., they will be settled by the exchange of a fixed number of the Company's own equity instruments for a fixed amount of cash), the proceeds from the financing are allocated first to the host debt with the residual being applied to the equity component.

The amount allocated to the warrants is recorded in equity under "warrants reserve".

Loans with attached bonus shares

The amount allocated to the bonus shares is recorded in equity under "share capital" or "share-based payments reserve" (as applicable).

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.      Material Accounting Policies (continued)

Subsequent measurement

The loan liability is subsequently measured at amortized cost using the effective interest method, with interest expense recognized in profit or loss over the term of the loan. Warrants classified as equity remain in equity until exercised or expire unexercised. Bonus shares are not subsequently remeasured.

Significant judgements

Management exercises judgement in the following areas related to the loans with attached bonus warrants or bonus shares:

  Determining the fair value of the host debt;
  Selecting the appropriate valuation model and key assumptions for inputs to the Black-Scholes model used to value the warrants;
  Determining whether the warrants meet the "fixed-for-fixed" criterion in IAS 32 to be classified as equity;
  Determining the appropriate classification for the fair value of bonus shares in equity.

3.      Cash

As at June 30, 2025 the Company has a cash balance of $248,184 (March 31, 2025 - $344,244) which is on deposit at major financial institutions in North America. The Company has no cash equivalents as at June 30, 2025 or at March 31, 2025.

4.      Accounts Receivable

The Company has evaluated the carrying value of accounts receivable as at June 30, 2025 in accordance with IFRS 9 and has determined that an allowance against accounts receivable of $570,619 (March 31, 2025 - $563,152) is warranted. Of the total accounts receivable, $580,495 (March 31, 2025 - $575,592) is past due over 120 days. Of the past due amounts, the Company has recorded a provision of $560,694 (March 31, 2025 - $559,312).

5.      Finance Lease Receivable

Greenpower's wholly owned subsidiaries San Joaquin Valley Equipment Leasing Inc. and 0939181 BC Ltd. lease vehicles to several customers, and as at June 30, 2025, the Company had a total of 3 (March 31, 2025 - 3) vehicles on lease that were determined to be finance leases and the Company had a total of 2 (March 31, 2025 - 3) vehicles on lease that were determined to be operating leases.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

5.      Finance Lease Receivables (continued)

As at June 30, 2025, the remaining payments to be received on Finance Lease Receivables are as follows:

30-Jun-25
Year 1	$71,525
Year 2	37,200
Year 3	37,200
Year 4	18,602
Year 5	-
less: amount representing interest income	(37,580)
Finance Lease Receivable	$126,947
Current Portion of Finance Lease Receivable	$62,862
Long Term Portion of Finance Lease Receivable	$64,085

6.      Inventory

The following is a listing of inventory as at June 30, 2025 and March 31, 2025:

	June 30, 2025	March 31, 2025
Parts	$4,196,664	$4,208,596
Work in Process	10,895,823	11,282,556
Finished Goods	9,888,317	10,110,736
Total	$24,980,804	$25,601,888

The Company's finished goods inventory is primarily comprised of EV Stars, EV Star Cab and Chassis, BEAST Type D school buses, and Nano BEAST Type A school buses. During the three months ended June 30, 2025, $1,180,135 of inventory was included in cost of sales (June 30, 2024 - $2,556,085).

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

7.      Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets and Lease Liabilities in its consolidated statement of financial position for lease agreements that the Company has entered into that expire in more than one year at the inception of the leases. The right of use assets have a carrying value at June 30, 2025 of $5,194,459 (March 31, 2025 - $5,479,555). Rental payments on the Right of Use Assets are discounted using an 8.0% rate of interest and capitalized on the Consolidated Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and include the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease. For the three months ended June 30, 2025 the Company incurred interest expense of $149,769 (2024 - $86,483) on the Lease Liabilities, recognized depreciation expense of $208,375 (2024 - $192,324) on the Right of Use Assets and made total rental payments of $254,690 (2024 - $261,355).

The Company's lease liabilities and right of use assets include a leased facility in South Charleston, West Virginia for which the Company has earned a credit on the lease liability of $578,500, which the lessor has agreed to. GreenPower has suspended monthly lease payments to account for the $578,500 credit, however, on May 22, 2025 GreenPower received a default notice from the lessor. The lessor's interpretation of the lease is that the $578,500 reduction in lease payments is applied at the end of the lease, and GreenPower is in negotiations with the lessor in regards to this interpretation. If this matter remains unresolved, the lessor may exercise its rights under the agreement to either: (i) require the Company to pay amounts outstanding plus prepay two years of regular monthly lease payments; (ii) require the Company to pay amounts outstanding within 30 days of notice; (iii) terminate the lease and require the Company to vacate the premises within 90 days.

The following table summarizes changes in Right of Use Assets between March 31, 2025 and June 30, 2025:

Right of Use Assets, March 31, 2025	$5,479,555
Depreciation	(208,375)
Change from lease adjustment	(76,721)

Right of Use Assets, June 30, 2025	$5,194,459

The following table summarizes changes in Right of Use Assets between March 31, 2024 and March 31, 2025:

Right of Use Assets, March 31, 2024	$4,124,563
Depreciation	(730,803)
Additions to RoU Assets	2,506,822
Removal of RoU Assets	(25,000)
Change from lease modification	(167,015)
Change from lease adjustment	(229,012)

Right of Use Assets, March 31, 2025	$5,479,555

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

7.      Right of Use Assets and Lease Liabilities (continued)

The following table shows the remaining undiscounted payments on lease liabilities, interest on lease liabilities and the carrying value of lease liabilities as at June 30, 2025.

30-Jun-25
1 year	$1,305,728
thereafter	7,103,170
less amount representing interest expense	(2,326,403)
Lease liability	$6,082,495
Current Portion of Lease Liabilities	$752,115
Long Term Portion of Lease Liabilities	$5,330,380

8.      Property and Equipment

The following is a summary of changes in Property and Equipment for the three months ended June 30, 2025:

Property and Equipment, March 31, 2025	$1,310,581
plus: purchases	-
less: depreciation	(162,724)
plus: foreign exchange translation	5,162
Property and Equipment, June 30, 2025	$1,153,019

The following is a summary of changes in Property and Equipment for the twelve months ended March 31, 2025:

Property and Equipment, March 31, 2024	$2,763,525
plus: purchases	83,172
less: transfers to inventory	(593,320)
less: depreciation	(931,309)
less: foreign exchange translation	(11,487)
Property and Equipment, March 31, 2025	$1,310,581

9.      Restricted deposit

The Company has pledged a $400,000 term deposit as security for an irrevocable standby letter of credit issued by a commercial bank to an insurance company that is providing the Company with a surety bond to support the Company's importation of goods to the United States. The term deposit has a term of one year, a maturity date of June 22, 2026 and earns interest at a fixed rate of 2.5%. On April 24, 2025, the standby letter of credit was amended to increase the standby letter of credit by $50,000, from $400,000 to $450,000. The lender on the Company's line of credit has reserved $50,000 from the line of credit as collateral for the amended standby letter of credit (Note 10). The Company expects that the restricted deposit will be held as security for the standby letter of credit for a period of greater than one year.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

10.      Line of credit

The Company's primary bank account denominated in US dollars is linked to its Line of Credit such that funds deposited to the bank account reduce the outstanding balance on the Line of Credit. As at June 30, 2025 the Company's Line of Credit had a credit limit of up to $6,000,000 (March 31, 2025 - $6,000,000). The Line of Credit bears interest at the bank's US Base Rate (June 30, 2025 - 8.0%, March 31, 2025 - 8.0%) plus a margin of 2.25%.

The Line of Credit is secured by a general floating charge on the Company's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have provided personal guarantees for a total of $5,020,000. The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit, and the Line of Credit has one financial covenant, to maintain a current ratio greater than 1.2:1, for which the Company is in compliance as at June 30, 2025 and March 31, 2025.

In addition, the availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable. As of June 30, 2025 the Company had a drawn balance of $5,948,580 (March 31, 2025 - $5,983,572) on the Line of Credit.

11.      Term loan facility

During February 2024, the Company entered into a $5,000,000 revolving loan facility (the "Loan") with Export Development Canada ("EDC"). The Loan is used to finance working capital investments to deliver all-electric vehicles to customers under purchase orders approved by EDC. The Loan allows advances over a 24-month period, has a term of 36 months, and bears interest at a floating rate of US Prime + 5% per annum. The Company has granted EDC a first and second ranking security interest over property of the Company and certain subsidiaries, and the Company and certain subsidiaries have provided Guarantees to EDC. The Company and FWP Holdings LLC, a company that is beneficially owned and controlled by the CEO and Chairman of the Company, entered into a postponement and subordination agreement with the term loan facility lender under which the parties agreed that the loans from FWP Holdings LLC would be subordinate to the lender's security interests and that no payment will be made on the loans from FWP Holdings LLC before the full repayment of the term loan facility (Note 16).

The term loan facility has two financial covenants. The first covenant is reported quarterly, and is to maintain a current ratio, defined as current assets over current liabilities, of greater than 1.2 to 1.0. The Company is in compliance with this covenant as at June 30, 2025. The second covenant commences at the 2026 fiscal year end, will be reported quarterly, and is to maintain a debt service coverage ratio of 1.25 to 1.0. The debt service coverage ratio is defined as EBITDA for the trailing four quarters, divided by the sum of debt payments, capital lease payments, and interest expense, each for the trailing four quarters. The Company anticipates that it will not be in compliance with the minimum debt service coverage ratio at the 2026 fiscal year end as the Company has not generated positive EBITDA in the trailing four quarters ended June 30, 2025. As at June 30, 2025 the balance outstanding on the term loan facility, including fees and accrued interest, was $3,591,507 (March 31, 2025 -$3,591,354).

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

12.      Share capital

Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

At the Market Offering

On March 7, 2025 the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company on the NASDAQ stock exchange for aggregate gross proceeds of up to US$850,000 (the "2025 ATM"). The Company did not sell any shares under the 2025 ATM during the year ended March 31, 2025. During the three months ended June 30, 2025, the Company sold a total of 216,007 common shares under the 2025 ATM for gross proceeds of $97,964. Subsequent to the end of the quarter ended June 30, 2025, during August 2025, the Company issued 459,493 common shares for gross proceeds of $247,437 (Note 21).

Issued

During the three months ended June 30, 2025, the Company issued a total of 450,454 common shares comprised of 216,007 shares through the 2025 ATM for gross proceeds of $97,964, and issued 234,447 common shares as bonus shares associated with $1.5 million in loans issued during the quarter (Note 17).

During the year ended March 31, 2025, the Company issued a total of 4,500,000 common shares, including:

  During May 2024, 1,500,000 common shares in an underwritten Unit offering (the "Unit Offering") comprised of 1,500,000 common shares and warrants to purchase 1,575,000 common shares for gross proceeds of $2,372,750 before deducting underwriting discounts and offering expenses;

  During October 2024, 3,000,000 common shares in an underwritten offering of common shares (the "Share Offering") for gross proceeds of $3,000,000 before deducting underwriting discounts and offering expenses.

13.      Stock Options

The Company has two incentive stock option plans whereby it grants options to directors, officers, employees, and consultants of the Company, the 2023 Equity Incentive Plan (the "2023 Plan") which was adopted in order to grant awards to people in the United States, and the 2022 Equity Incentive Plan (the "2022 Plan").

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

13.      Stock options (continued)

2023 Plan

Effective February 21, 2023 GreenPower adopted the 2023 Plan which was approved by shareholders at our AGM on March 28, 2023 in order to grant stock options or non-stock option awards to people in the United States. Under the 2023 Plan GreenPower can issue stock options that are considered incentive stock options, which are stock options that qualify for certain favorable tax treatment under U.S. tax laws. Nonqualified stock options are stock options that are not incentive stock options. The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code. Non-stock option awards mean a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards. The aggregative number of Shares issuable under the 2023 will not exceed 2,467,595 (and all of the Company's other Security-Based Compensation Arrangements. The Company received final approval of the 2023 plan on April 18, 2024.

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified and re-approved by shareholders at our AGM on May 23, 2025, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,949,116. No performance-based awards have been issued as at June 30, 2025 or as at March 31, 2025. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

13.      Stock options (continued)

The Company had the following incentive stock options granted under the 2023 Plan and the 2022 Plan that are issued and outstanding as at June 30, 2025:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2025	Granted	Exercised	or Expired	June 30, 2025
July 3, 2025	CDN	$4.90	6,428	-	-	-	6,428
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	15,000	-	-	-	15,000
May 18, 2026	CDN	$19.62	32,450	-	-	(700)	31,750
December 10, 2026	CDN	$16.45	420,000	-	-	(5,000)	415,000
February 14, 2028	CDN	$3.80	502,500	-	-	(16,250)	486,250
March 27, 2029	CDN	$2.72	491,250	-	-	(8,750)	482,500
June 28, 2029	CDN	$1.40	20,000	-	-	-	20,000
March 14, 2030	CDN	$0.78	795,000	-	-	(45,000)	750,000
Total outstanding			2,582,628	-	-	(75,700)	2,506,928
Total exercisable			1,681,378				1,803,178
Weighted Average
Exercise Price (CDN$)			$7.95	$-	$-	$2.86	$7.92
Weighted Average Remaining Life			3.2 years				3.0 years

As at June 30, 2025, there were 487,234 stock options available for issuance under the 2023 Plan and 2022 Plan, and 2,949,116 performance-based awards available for issuance under the 2023 Plan and the 2022 Plan.

During the three months ended June 30, 2025:

   75,700 stock options exercisable at a weighted average share price of CDN$2.86 were forfeited.

   During the three months ended June 30, 2025, the Company incurred share-based compensation expense with a measured fair value of $184,144 (June 30, 2024 - $408,005). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Profit and Loss.

   Subsequent to the end of the quarter, between July 1, 2025 and August 8, 2025, 55,178 stock options exercisable at a weighted average exercise price of CAD$3.78 per share were forfeited (Note 22).

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

14.      Warrants

The Company had the following warrants outstanding as at June 30, 2025:

		Exercise	Balance			Forfeited	Balance
Issue date	Expiry date	price (US$)	31-Mar-25	Issued	Exercised	or expired	30-Jun-25
May 9, 2024	May 9, 2027	1.82	1,575,000	-	-	-	1,575,000
Oct 30, 2024	Oct 30, 2027	1.25	150,000	-	-	-	150,000
May 14, 2025	May 14, 2027	0.46	-	1,086,956	-	-	1,086,956
May 28, 2025	May 28, 2027	0.44	-	568,181	-	-	568,181
June 6, 2025	June 6, 2027	0.44	-	340,909	-	-	340,909
June 27, 2025	June 27, 2027	0.38	-	263,157	-	-	263,157

Total			1,725,000	2,259,203	-	-	3,984,203

15.      Deferred Revenue

The Company recorded deferred revenue of $10,478,238 for deposits received from customers for the sale of all-electric vehicles and parts which were not delivered as at June 30, 2025 (March 31, 2025 - $10,138,356).

	Three months ended,	Twelve months ended,
	June 30, 2025	March 31, 2025
Deferred Revenue, beginning of period	$10,138,356	$9,942,385
Additions to deferred revenue during the period	374,312	1,077,193
Deposits returned	(3,000)	(22,534)
Revenue recognized from deferred revenue during the period	(31,430)	(858,688)
Deferred Revenue, end of period	$10,478,238	$10,138,356

Current portion	$3,619,418	$3,279,536
Long term portion	6,858,820	6,858,820
	$10,478,238	$10,138,356

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

16.      Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, finance lease receivables, restricted deposit, line of credit, loans payable to related parties, term loan, accounts payable and accrued liabilities, other liabilities and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3: Inputs that are not based on observable market data

The fair value of the Company's financial instruments approximates their carrying value, unless otherwise noted.

The Company has exposure to the following financial instrument-related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, finance lease receivable and restricted deposit. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position.

The Company's cash is comprised of cash bank balances. The Company's restricted deposit is an interest-bearing term deposit. Both cash and the restricted deposit are held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal credit risk on these assets. The Company assesses the credit risk of its accounts receivable and finance lease receivables at each reporting period end and on an annual basis. As at June 30, 2025, the Company recorded an allowance for doubtful accounts of $570,619 against its accounts receivable (March 31, 2025 - $563,152)

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's operating line of credit and on the Company's term loan facility. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations.  The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern (Note 1). The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

16.      Financial Instruments (continued)

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit (Note 10) and its term loan facility (Note 11). The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At June 30, 2025, the Company was exposed to currency risk through the following financial assets and liabilities in Canadian Dollars:

CAD
Cash	$53,317
Prepaids and deposits	$10,988
Finance Lease Receivable	$42,092
Accounts Payable and Accrued Liabilities	$(923,922)
Related Party Loan	$(5,364,766)

The CDN/USD exchange rate as at June 30, 2025 was $0.7330 (March 31, 2025 - $0.6956). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $453,162 to net income/(loss).

17.      Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Three Months Ended
	30-Jun-25	30-Jun-24

Salaries and Benefits (1)	$135,280	$138,730
Consulting fees (2)	126,250	141,250
Non-cash Options Vested (3)	109,517	291,914
Total	$371,047	$571,894

1) Salaries and benefits incurred with directors and officers are included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, as well as Director's Fees paid to GreenPower's four independent directors.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

17.      Related Party Transactions (continued)

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Accounts payable and accrued liabilities at June 30, 2025 includes $246,085 (March 31, 2025 - $454,894) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2025, the Company received loans totaling CAD $475,000 from FWP Holdings LLC ("FWP Holdings"), USD$250,000 from Koko Financial Services Inc. ("Koko"), and CAD$675,000 from 0851433 BC Ltd. FWP Holdings, Koko, and 08551433 BC Ltd. are all beneficially owned by the CEO and Chairman of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. Loans from FWP Holdings with a principal balance of CAD $3,670,000 matured on March 31, 2023 however the principal balance remains outstanding as at June 30, 2025. The Company has agreed to grant FWP Holdings a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders. The Company and FWP Holdings entered into a postponement and subordination agreement with the term loan facility lender under which the parties agreed that the loans from FWP Holdings would be subordinate to the lender's security interests and that no payment will be made on the loans from FWP Holdings before the full repayment of the term loan facility (Note 11). As a result, loans from related parties that are covered under the postponement and subordination agreement are considered non-current liabilities.

On May 13, 2025, the Company announced a term loan offering of up to $2,000,000 from several related party lenders. The loan will be advanced in tranches, have a term of 2-years, will bear interest at 12% per annum and as an inducement for entering into the loan the lenders will receive either loan bonus warrants or loan bonus shares. Proceeds from the loan have been allocated to the fair value of loans from related parties, to reserves for the loan bonus warrants issued, and to share capital for loan bonus shares issued. As of the date of this report the Company has entered into five tranches of the loan, as follows. Four tranches of the loan were entered into as of June 30, 2025 and one tranche of the loan was entered into on July 4, 2025.

   The first tranche of the loan closed on May 15, 2025 for an aggregate principal amount of U.S. $500,000 from FWP Acquisition Corp. ("FWP Acquisition"), a company beneficially owned by the CEO and Chairman of the Company, and from Countryman. The Company issued 1,086,956 warrants each of which entitle the lenders to purchase common shares at $0.46 per share for a period of 24 months.
   The second tranche of the loan closed on May 28, 2025 for an aggregate principal amount of U.S. $500,000 from FWP Holdings, from Koko, and from Countryman. The Company issued 568,181 warrants to Countryman each of which entitle Countryman to purchase common shares at $0.44 per share for a period of 24 months, and the Company issued an aggregate of 113,635 common shares, in aggregate, to FWP Holdings and Koko.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

17.      Related Party Transactions (continued)

  The third tranche of the loan closed on June 8, 2025 for an aggregate principal amount of U.S. $300,000 from FWP Acquisition and from Countryman. The Company issued 340,909 warrants to Countryman each of which entitle Countryman to purchase common shares at $0.44 per share for a period of 24 months, and the Company issued an aggregate of 68,181 common shares to FWP Acquisition.
  The fourth tranche of the loan closed on June 27, 2025 for an aggregate principal of U.S. $200,000 from FWP Holdings and from Koko. The Company issued 263,157 warrants to Countryman each of which entitle Countryman to purchase common shares at $0.38 per share for a period of 24 months, and the Company issued an aggregate of 52,631 common shares, in aggregate, to FWP Holdings and Koko.
  The fifth tranche of the loan closed on July 4, 2025 for an aggregate principal amount of U.S. $250,000 from FWP Acquisition and from Countryman. The Company issued 304,878 warrants to Countryman each of which entitle Countryman to purchase common shares at $0.41 per share for a period of 24 months, and the Company issued an aggregate of 60,975 common shares to FWP Acquisition (Note 21).
  On July 21, 2025 the Company received a short-term loan of $125,000 from Countryman for which the Company did not provide shares or warrants and which the Company subsequently repaid.

At inception, the fair value of the loans issued during the quarter ended June 30, 2025 was recorded at $1.2 million, which resulted in an effective interest rate of approximately 24% over the term of the loans. The loans will be accreted using the effective interest rate method to $1.5 million plus accrued interest at the maturity date of the loans, and as at June 30, 2025 the carrying value of the loans was $1,223,222. At inception, the bonus shares and bonus warrants issued were recorded based on the residual value after determining the fair value of the host debt and valued at $100,000 and $200,000 respectively.

During the quarter ended March 31, 2025 the Company received advances of $150,000 from Koko and CAD$50,000 from FWP Acquisition Corp. that were unsecured and non-interest bearing and were repaid during the quarter ended June 30, 2025. In addition, the Company received a further advance of $100,000 from Brendan Riley, President of the Company, that is unsecured and non-interest bearing. These amounts are included in loans payable to related parties on the Company's Consolidated Statements of Financial Position.

A director of the Company, David Richardson, and the Company's CEO and Chairman Fraser Atkinson, have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's operating line of credit (Note 10).

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

18.      Segmented information and supplemental cash flow disclosure

The Company operates in one reportable operating segment, being the manufacture and distribution of all-electric medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector.

The Company's revenues allocated by geography for the three months ended June 30, 2025 and 2024 are as follows:

	For the Three Months Ended
	June 30, 2025	June 30, 2024
United States of America	$1,227,600	$2,594,560
Canada	321,867	402,498

Total	$1,549,467	$2,997,058

As at June 30, 2025 and March 31, 2025, over 90% of the Company's property and equipment are located in the United States.

The Company's cash payments of interest and taxes during the three months ended June 30, 2025 and 2024 are as follows:

	For the Three Months Ended
	June 30, 2025	June 30, 2024
Interest paid	$391,028	$262,623
Taxes paid	$-	$-

19.      Warranty Liability

The Company generally provides its customers with a base warranty on its vehicles including those covering brake systems, lower-level components, fleet defect provisions and battery-related components. The majority of warranties cover periods of five years, with some variation depending on the contract. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. This assessment relies on estimates and assumptions about expenditures on future warranty claims.

Actual warranty disbursements are inherently uncertain, and differences may impact cash expenditures on these claims. It is expected that the Company will incur approximately $810,862 in warranty costs within the next twelve months, with disbursements for the remaining warranty liability incurred after this date. An accrual for expected future warranty expenditures is recognized in the period when the revenue is recognized from the associated vehicle sale and is expensed in Product Development Costs in the Company's Sales, general and administrative costs.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

19.      Warranty Liability (continued)

The following table summarizes changes in the warranty liability over the three months ended June 30, 2025 and the year ended March 31, 2025:

	3 months ended	Year ended
	June 30, 2025	March 31, 2025

Opening balance	$2,565,429	$2,499,890
Warranty additions	50,636	714,956
Warranty disbursements	(72,247)	(649,092)
Warranty expiry	-	-
Foreign exchange translation	286	(325)
Total	$2,544,104	$2,565,429

Current portion	$810,862	$816,326
Long term portion	1,733,242	1,749,103
Total	$2,544,104	$2,565,429

20.      Litigation and Legal Proceedings

The Company filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia in 2019, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at June 30, 2025.

In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at June 30, 2025.

During April 2023 the Company repossessed 28 EV Stars and 10 EV Star CC's after a lease termination due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary, and this matter has not been resolved as at June 30, 2025.

As at March 31, 2025 the Company recorded a contingent liability of $310,000 for potential judgements for legal matters, and this amount has been recorded as a current liability as at June 30, 2025. Any actual judgement may range from no liability to the Company, to an amount that is higher than the provision booked.  In addition, Management believes that there is an additional potential liability of $437,500 related to other legal matters. Any actual liability related to these other legal matters may range from $nil to an amount higher than this amount. The Company has not booked a provision for potential liabilities related to these legal matters as management considers it less than probable that these claims will not be successfully defended by the Company.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

21.      Subsequent Events

Subsequent to the end of the reporting period:

  Between July 1, 2025 and August 8, 2025, 55,178 stock options exercisable at a weighted average exercise price of CAD$3.78 per share were forfeited;
  On July 4, 2025 the Company received loans totaling $250,000 in aggregate from Countryman and from FWP Acquisition Corp., and as an inducement to enter into the loans granted 304,878 warrants to Countryman, each of which entitles the lender to purchase common shares at $0.41 per share, and issued 60,975 common shares of the Company to FWP Acquisition Corp.
  In August 2025 the Company issued 459,493 common shares for gross proceeds of $247,437 through its ATM.